SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8A/A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it is amending and adopting as its own the Notification of Registration of The New Economy Fund, a Massachusetts business trust, under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such Notification of Registration submits the following information:

Name: THE NEW ECONOMY FUND

Address of Principal Business Office (No. & Street, City, State, Zip Code):

333 South Hope Street

Los Angeles, CA 90071

Telephone Number (including area code): 213/486-9200

Name and Address of Agent for Service of Process:

Michael W. Stockton, Secretary

The New Economy Fund

333 South Hope Street

Los Angeles, CA 90071

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the

Investment Company Act of 1940 concurrently with the filing of Form N-8A/A:

YES: X * NO:

*In connection with a reorganization changing domicile from Massachusetts to Delaware, the Registrant, The New Economy Fund, a Delaware statutory trust, filed with the U.S. Securities and Exchange Commission an amendment to the Registration Statement of The New Economy Fund, a Massachusetts business trust, under and pursuant to the provisions of Section 8(b) of the Investment Company Act of 1940, as amended, on June 30, 2014, amending and adopting such Registration Statement as the Registrant’s own pursuant to Rule 414 under the Securities Act of 1933, as amended. The amendment is effective July 1, 2014.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Los Angeles, State of California, on the 30th day of June, 2014.

Signature:

THE NEW ECONOMY FUND

(Name of Registrant)

By: /s/ Timothy D. Armour

Timothy D. Armour, Vice Chairman

Attest: /s/ Michael W. Stockton

Michael W. Stockton, Secretary